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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-14732

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COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar

São Paulo, SP, Brazil

04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___X____ No _______

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

NIRE Number: 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional (BOVESPA: CSNA3; NYSE: SID) (“CSN” or “the Company”) informs its shareholders and the market in general that, as of the date hereof, it has reached an agreement with Banco do Brasil S.A. (“BB”) regarding the main commercial terms and conditions for the extension of the maturity dates of its debt. In addition, the Company is in a similar negotiation process with Caixa Econômica Federal (“CEF”) to extend the maturity dates of its debt with CEF, which main conditions have been favorably assessed by CEF’s Board of Directors (together, the “Local Debt Reprofiling”).

The aggregate principal amount of the Company and its subsidiaries’ debt with BB and CEF represents approximately 49% of the Company’s aggregate consolidated indebtedness. The chart below presents the amortization schedule of the principal amounts of the Company’s debt with BB and CEF before and after the conclusion of the Local Debt Reprofiling negotiations:

Completion of the Local Debt Reprofiling is subject to execution of the final instruments, as well as compliance with certain conditions precedent, including corporate approvals by the Company and additional approvals by BB and CEF.

São Paulo, February 1, 2018.

David Moise Salama

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/s/ Benjamin Steinbruch
Benjamin Steinbruch
Chief Executive Officer

By:	/s/ David Moise Salama
David Moise Salama
Executive Officer